Exhibit 99.1

6701 Center Drive West, Suite 480 Los Angeles, CA 90045 www.versussystems.com

FOR IMMEDIATE RELEASE

Versus Systems Powers In-Stadium Engagement for Los Angeles Football Club as Live Events Resume

June 15 Marks the Return of Live Events in California as Versus Drives Fan Engagement for LAFC

LOS ANGELES, June 18, 2021 -- Versus Systems Inc. (“Versus” or the “Company”) (Nasdaq: VS) (FRANKFURT: BMVB) announced today that they will be powering live in-stadium and at-home experiences for fans of Major League Soccer’s Los Angeles Football Club (LAFC) as live events resume in California.

Following their continued work in the NHL Playoffs, where Versus powers second screen engagement for the Tampa Bay Lightning and the Vegas Golden Knights as those teams continue their pursuit of the Stanley Cup, Versus is also driving in-stadium engagement for live events like Los Angeles Football Club games.

“We are thrilled to be working with LAFC – they’re a fantastic partner that really cares about their fans, whether those fans are at home, on the go, or inside Banc of California Stadium,” said Matthew Pierce, Founder and CEO of Versus Systems. “Live events are making a huge comeback and will continue to do so in the coming months. Live sports, concerts, and events that draw huge audiences are returning to stadiums and arenas throughout the United States and across the world. People are eager to bring safe, large community experiences back into their lives. Versus helps to enhance the audience experience, whether fans are in-stadium, at home, or getting together with friends anywhere in the world.”

About Versus Systems

Versus Systems Inc. has developed a proprietary prizing and promotions engine that allows publishers, developers, and creators of streaming media, live events, broadcast TV, games, apps, and other content to offer real world prizes inside their content. Audiences can choose from among the offered prizes and then complete in-game or in-app challenges to win the prizes.  The Versus platform can be integrated into streaming media, TV, mobile, console, and PC games, as well as mobile apps. For more information, please visit www.versussystems.com or visit the official Versus Systems YouTube channel.

Investor Contact:

Cody Slach and Sophie Pearson

Gateway Investor Relations

949-574-3860

IR@versussystems.com

or

press@versussystems.com

Disclaimer for Forward-Looking Information

This news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, are forward looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward looking statements. These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements and information. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable law.